20008584

SEC Mail

MAR 02 2020

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iDaytrade Inc. d/b/a BrokerageSelect

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

364 West 117th Street, Suite 5A
(No. and Street)

New York (City) NY (State) 10026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian Green 917-837-2287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ian Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iDaytrade Inc d/b/a BrokerageSelect, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Regina A. Schroeder
Notary Public, State of New York
No. 31-4968315
Qualified in New York County
Commission Expires August 10, 2010 1-5-2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A review report regarding the included Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iDAYTRADE, INC.

D/B/A BROKERAGESELECT

Financial Statements

December 31, 2019

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]

CONFIDENTIAL TREATMENT REQUESTED

iDAYTRADE, INC.

D/B/A BROKERAGESELECT

Table of Contents
December 31, 2019

PAGE

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
iDaytrade, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **iDaytrade, Inc.** (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2019 and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2020

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$ 27,301
Receivable from clearing broker - including clearing deposit of $25,231	32,845
Mutual fund concessions receivable	9,097
	$ 69,243
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 49,676
	49,676
Stockholder's Equity	
Common Stock - no par value - 200 shares authorized,	
101 shares issued and outstanding	130,698
Accumulated deficit	(111,130)
	19,568
	$ 69,244

Confidential

See notes to financial statements.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Operations
For the year ended December 31, 2019

Revenues	
Commissions	$ 213,552
Interest income	193
	213,746
Expenses	
Commissions	88,844
Other operating	40,471
Clearing fees	28,074
Professional fees	20,078
Salary and benefits	17,139
Licenses and permits	11,717
Travel and entertainment	10,539
	216,862
Net Loss	$ (3,116)

Confidential

See notes to financial statements.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2019

	Paid-In-Capital	Accumulated Deficit	Total
Balance - January 1, 2019	$ 130,698	$ (108,014)	$ 22,684
Net Loss	-	(3,116)	(3,116)
Balance - December 31, 2019	$ 130,698	$ (111,130)	$ 19,568

Confidential

See notes to financial statements.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net loss	$ (3,116)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from clearing broker - net	(2,019)
Mutual fund concessions receivable	(3,908)
Other asset	68
Increase (decrease) in:	
Accounts payable and accrued expenses	7,524
Net Cash used in Operating Activities and Decrease in Cash	(1,452)
Increase/(Decrease) in Cash	(1,452)
Cash - beginning of year	28,753
Cash - end of year	$ 27,301

Confidential

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

iDaytrade, Inc. d/b/a BrokerageSelect (the "Company") was incorporated on April 22, 1999 under the laws of the State of New York.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company has an Agreement with a clearing broker to clear security transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the company operates under the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

b. ***Revenue Recognition*** - Commissions and the related clearing expenses, on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers. Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

c. ***Income Taxes*** - The Company has elected to be treated as an S-corporation for federal and New York State corporate tax purposes, and as such, the stockholder is individually liable for federal and New York State income tax payments. The Company is subject to a New York City corporate income tax. At December 31, 2019, the Company, for New York City corporate tax purposes, had net operating loss carryforwards of $86,000 expiring between December 31, 2023 and December 31, 2030. In addition, at December 31, 2019, the Company recorded a deferred tax asset of $10,300 on which a full valuation allowance was also recorded.

The Company has adopted FASB pronouncement ASC 740, Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The Company did not have any unrecognized tax benefits as of December 31, 2018 and does not expect this to change significantly over the next twelve months.

d. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 – Receivable From Clearing Brokers

The clearing depository operations for the Company's customers' securities transactions are provided by a clearing broker pursuant to a clearing agreement.

The clearing agreement requires that the Company maintain a $50,000 clearing deposit as collateral against losses due to the potential nonperformance by its customers. The Company funds this deposit with a combination of cash held by the Company and personal security holdings pledged by the stockholder.

At December 31, 2019, the receivable from the clearing broker represented accrued commissions; cash deposits and money market funds, including $25,231 in cash held by the Company as part of the clearing deposit.

4 – Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2019, the Company had net capital of $19,568, which was $14,568 in excess of its required net capital of $5,000 and the Company's net capital ratio was 2.54 to 1.

5 – Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill

its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6 – RELATED PARTY TRANSACTIONS

Approximately 20% of the Company's revenues for the year ended December 31, 2019, are derived from transactions executed for customers that are also customers of a registered investment advisor that is under common control of the Company's sole stockholder.

The Company shares office space and expenses with its stockholder who bears the responsibility for paying these costs.

7 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through the date these financial statements were available to be issued and no further information is required to be disclosed.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12/31/2019 and Reconciliation with the Company's Computation ***Schedule I***

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 19,568
Deductions:	
	-
Net capital	19,568
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Requirement *- 6-2/3% of aggregate indebtedness*	$ 3,313
Net Capital Requirement *- greater of minimum net capital requirement or $5,000*	$ 5,000
Excess Net Capital	$ 14,568
COMPUTION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 49,676
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.54 to 1

Statement Pursuant to Paragrah (d)(4) of Rule 17a-5

There are no material differences between this calculation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2019.

see Report of Independent Registered Public Aocounting firm and Notes to Financial Statements

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Supplemental Information

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

Schedule II

Computation For Determination of Reserve Requirements

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2019.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
iDaytrade, Inc.

We have reviewed management's statements, included in the accompanying iDaytrade, Inc. Exemption Report prepared, in which (1) iDaytrade, Inc. identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which iDaytrade, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii)*, (the "Exemption Provisions") and (2) iDaytrade, Inc. stated that iDaytrade, Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. iDaytrade, Inc.'s management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about iDaytrade, Inc.'s compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2020

iDAYTRADE, INC.

D/B/A BROKERAGESELECT

Management's Statement Regarding Compliance with the Exemption Provision of SEC Rule 15c3-3 December 31, 2019

iDaytrade, Inc. d/b/a BrokerageSelect (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the U.S. Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from the provisions of 17 C.F.R §240.15c3-3 under paragraph (k)(2)(ii); and

The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2019.

iDaytrade, Inc d/b/a BrokerageSelect

I, Ian J. Green, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

CEO